Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed] “William E. Andrew”	[signed] “Murray R. Nunns”	[signed] “Todd H.Takeyasu”
William E. Andrew	Murray R. Nunns	Todd H.Takeyasu
Chief Executive Officer	President and COO	Executive Vice President and CFO

March 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Unitholders of Penn West Energy Trust

We have audited the consolidated balance sheets of Penn West Energy Trust (“the Trust”) as at December 31, 2008 and 2007 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 26, 2009 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

[signed] “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

We have audited Penn West Energy Trust’s (“the Trust”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2008 and 2007, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 26, 2009 expressed an unqualified opinion on those consolidated financial statements.

[signed] “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 26, 2009

Penn West Energy Trust

Consolidated Balance Sheets

	As at December 31
(CAD millions)	2008	2007

Assets
Current
Accounts receivable (note 17)	$386	$277
Risk management (note 13)	448	—
Other (note 17)	106	46
Future income taxes (note 9)	—	45
	940	368
Property, plant and equipment (note 4)	12,452	7,413
Goodwill (note 5)	2,020	652
	14,472	8,065
	$15,412	$8,433

Liabilities and unitholders’ equity
Current
Accounts payable and accrued liabilities (note 17)	$630	$359
Distributions payable	132	82
Risk management (note 13)	—	148
Convertible debentures (note 7)	7	—
Future income taxes (note 9)	132	—
	901	589
Long-term debt (note 6)	3,854	1,943
Convertible debentures (note 7)	289	—
Risk management (note 13)	6	—
Asset retirement obligations (note 8)	614	413
Future income taxes (note 9)	1,368	918
	7,032	3,863
Unitholders’ equity
Unitholders’ capital (note 10) (Units outstanding 2008 – 386,504,586, 2007 – 242,663,164)	7,976	3,877
Contributed surplus (note 10)	75	35
Retained earnings	329	658
	8,380	4,570
	$15,412	$8,433

Contractual obligations and commitments (note 15)

Subsequent events (note 20)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of Penn West Energy Trust, by Penn West Petroleum Ltd. as Administrator:

[signed] “John A. Brussa”	[signed] “James C. Smith”
John A. Brussa	James C. Smith
Chairman	Director

Penn West Energy Trust

Consolidated Statements of Income and Retained Earnings

	Years ended December 31
(CAD millions, except per unit amounts)	2008	2007

Revenues
Oil and natural gas	$4,947	$2,459
Royalties	(898)	(451)
	4,049	2,008

Risk management gain (loss) (note 13)
Realized	(296)	3
Unrealized	660	(182)
	4,413	1,829
Expenses
Operating (note 11)	865	518
Transportation	34	24
General and administrative (note 11)	158	65
Financing (note 6)	204	93
Depletion, depreciation and accretion	1,594	897
Unrealized risk management (gain) loss (note 13)	(1)	20
Unrealized foreign exchange (gain) loss	203	(38)
	3,057	1,579
Income before taxes	1,356	250

Taxes
Future income tax expense (note 9)	135	75

Net and comprehensive income	1,221	175

Retained earnings, beginning of year	658	1,460
Distributions declared	(1,550)	(977)
Retained earnings, end of year	$329	$658

Net income per unit (note 14)
Basic	$3.25	$0.73
Diluted	$3.22	$0.73
Weighted average units outstanding (millions)
Basic	375.6	239.4
Diluted	382.9	241.5

See accompanying notes to the audited consolidated financial statements.

Penn West Energy Trust

Consolidated Statements of Cash Flows

	Years ended December 31
(CAD millions)	2008	2007

Operating activities
Net income	$1,221	$175
Depletion, depreciation and accretion	1,594	897
Future income tax expense (note 9)	135	75
Unit-based compensation (note 11)	45	21
Unrealized risk management (gain) loss (note 13)	(661)	202
Unrealized foreign exchange (gain) loss	203	(38)
Asset retirement expenditures	(85)	(52)
Change in non-cash working capital (note 16)	(196)	(38)
	2,256	1,242

Investing activities
Acquisition of property, plant and equipment	(17)	(576)
Disposition of property, plant and equipment	67	133
Additions to property, plant and equipment	(1,095)	(697)
Acquisition costs (note 3)	(29)	—
Change in non-cash working capital (note 16)	25	15
	(1,049)	(1,125)

Financing activities
Proceeds from issuance of notes (note 6)	619	509
Redemption / maturity of convertible debentures	(61)	—
Repayment of Canetic, Vault and Endev facilities	(1,600)	—
Increase in bank loan	1,089	187
Issue of equity	59	32
Distributions paid	(1,313)	(845)
	(1,207)	(117)

Change in cash	—	—
Cash, beginning of year	—	—
Cash, end of year	$—	$—

Interest paid	$200	$95
Income taxes paid (recovered)	$5	$(2)

See accompanying notes to the audited consolidated financial statements.

Penn West Energy Trust

Notes to the Consolidated Financial Statements

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 13)

1. Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta, Canada. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions, which are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions and are subject to certain adjustments for asset dispositions.

Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. On June 22, 2006, the trust units commenced trading on the NYSE under the symbol “PWE”.

2. Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

a) Principles of consolidation

The consolidated financial statements include the accounts of Penn West and all its wholly owned subsidiaries and partnerships. Results from acquisitions are included in Penn West’s reported results from the date of close.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

i) Capitalized costs

The full cost method of accounting for oil and natural gas operations is followed, whereby all costs of acquiring, exploring for and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a 20 percent or more change in the depletion and depreciation rate.

ii)  Depletion and depreciation

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated or audited by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs to be incurred in developing proved reserves and excludes estimated equipment salvage values and the lower of cost and market of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii) Ceiling test

The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the cost of unproved properties. Expected future cash flows are discounted at the Trust’s estimated risk free rate.

iv) Asset retirement obligations

The fair value of legal obligations for property abandonment and site restoration is recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Actual asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year (except for significant natural gas processing facilities).

d) Joint operations

Some of the Trust’s exploration and development activities are conducted jointly with others. The accounts reflect only the Trust’s proportionate interest in such activities.

e) Financial instruments

The Trust has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial instruments.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income; and held to maturity financial assets, loans and receivables and other financial liabilities are measured at amortized cost. The Trust currently has no items requiring separate disclosure as OCI.

Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities, distributions payable, convertible debentures and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments designated as held-for-trading.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Unit-based compensation

The Trust has a Trust Unit Rights Incentive Plan, as outlined in note 11. Compensation expense for the plan is based on the fair value of rights granted, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights when granted. Costs in respect of the Employee Retirement Savings Plan are expensed as incurred.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from Penn West Petroleum Ltd. (“the Company”) to the purchaser.

j) Income taxes

Penn West uses the asset and liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled. Penn West is taxable on income in excess of distributions to unitholders.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis, at December 31, or more frequently if circumstances arise that indicates impairment may have occurred. If impairment exists, the impairment amount is charged to income and is considered to be non-deductible for future income tax purposes.

The impairment test consists of two steps. First, the fair value of the Trust is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not impaired and the second step is not required. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the Trust as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets and the asset retirement liability and the accretion thereof. Depletion and the ceiling test are based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates could be material.

m) Transportation expense

Transportation relates to costs paid by the Trust for the shipping of natural gas, crude oil and NGLs from the wellhead to the point of title transfer. These costs are recognized when the transportation is provided.

n) Per unit calculations

Penn West follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

Penn West follows the “if converted” method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the later of the beginning of the period or issuance.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:

•                  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract,

•                  if the embedded derivative separated meets the definition of a derivative,

•                  the hybrid contract is not measured at fair value or designated as held for trading.

The Trust currently has no material embedded derivatives.

p) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

q) Transaction costs

Transaction costs are capitalized when related to acquisitions and divestiture activities and charged to net income as incurred for financing transactions.

Changes in accounting policies

Effective January 1, 2008, the Trust adopted the new Canadian accounting standards “Capital Disclosures”, “Financial Instruments — Disclosures” and “Financial Instruments — Presentation”. The adoption of these standards had no material impact on the Trust’s net income or cash flow from operating activities.

Capital Disclosures

This section outlines disclosures relating to the management of an entity’s capital and additional qualitative and quantitative information on the objectives, policies and processes over capital. Refer to note 18 for discussion.

Financial Instruments - Disclosures / Presentation

These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity’s financial position and performance, and the classification of financial instruments. Refer to note 13 for discussion.

Future Accounting Pronouncements

In December 2008, the CICA issued new accounting standards for “Business Combinations”, “Non-Controlling interests” and “Consolidated Financial Statements”. The “Business Combinations” standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition and not the announcement date of the acquisition as under previous guidance. In addition, most acquisition costs are to be expensed as incurred. These standards become effective on January 1, 2011 and early adoption is permitted. These standards will require the Trust to change its accounting policies for any new business combinations subsequent to January 1, 2011.

In February 2008, the CICA issued a new accounting standard for “Goodwill and Intangible Assets”. This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust’s financial statements.

In January 2006, the Canadian Accounting Standards Board (the “AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAEs”), including Penn West. On February 13, 2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

We are currently assessing the impact of the conversion from Canadian GAAP to IFRS on our results of operations, financial position and disclosures. A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.

Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit Committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

3. Business combinations

Reported results of operations, funds flow and net income include the acquisitions of Canetic Resources Trust (“Canetic”) from the closing date of January 11, 2008, Vault Energy Trust (“Vault”) from the closing date of January 10, 2008 and Endev Energy Inc. (“Endev”) from the closing date of July 22, 2008.

Canetic Acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic for a total acquisition cost of approximately $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price
124.3 million Penn West trust units issued	$3,573
Transaction costs	22
$3,595

Allocation of purchase price
Property, plant and equipment	$4,979
Goodwill	1,348
Working capital deficiency	(274)
Bank debt	(1,443)
Convertible debentures	(261)
Risk management liability	(65)
Future income taxes	(511)
Asset retirement obligations	(178)
$3,595

Vault Acquisition

On January 10, 2008, Penn West closed its acquisition of Vault for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent to reflect normal equity issuance costs. The acquisition by Penn West was accounted for using the purchase method. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase price
5.6 million Penn West trust units issued	$158
Transaction costs	6
$164

Allocation of purchase price
Property, plant and equipment	$346
Goodwill	20
Working capital	2
Future income taxes	47
Bank debt	(114)
Convertible debentures	(99)
Risk management liability	(2)
Asset retirement obligations	(36)
$164

Endev Acquisition

On July 22, 2008, the acquisition of Endev was successfully completed. As a result of the acquisition, Penn West issued approximately 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

4. Property, plant and equipment

	As at December 31
	2008	2007
Oil and natural gas properties, including production and processing equipment	$17,520	$10,925
Accumulated depletion and depreciation	(5,068)	(3,512)
Net book value	$12,452	$7,413

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2008, additions to property, plant and equipment included a $25 million (2007 - $97 million) increase related to additions to asset retirement obligations; and an $11 million (2007 - $5 million) addition for future income taxes recorded on minor property acquisitions. The lower of cost and market of unevaluated property excluded from the depletion base as at December 31, 2008 was $490 million (December 31, 2007 - $303 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $1,120 million (2007 - $729 million).

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2008 and 2007. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, was in excess of the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

The following table outlines benchmark prices used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2009	$55.62	$7.20	0.81
2010	65.71	7.75	0.85
2011	71.76	8.09	0.86
2012	82.30	8.54	0.91
2013 – 2018	$96.74	$9.59	0.95
Thereafter (inflation percentage)	2.0	2.0	—

5. Goodwill

	Year ended December 31
	2008	2007
Balance, beginning of year	$652	$652
Canetic acquisition	1,348	—
Vault acquisition	20	—
Balance, end of year	$2,020	$652

The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2008, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at year-end escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at December 31, 2008 and 2007. Further declines in the equity markets since December 31, 2008, increase the potential of an impairment charge in the future.

6. Long-term debt

	As at December 31
	2008	2007
Bankers’ acceptances and prime rate loans	$2,561	$1,472

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	195	158
5.80%, US$155 million, maturing May 31, 2017	189	154
5.90%, US$140 million, maturing May 31, 2019	170	139
6.05%, US$20 million, maturing May 31, 2022	24	20

U.S. Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	186	—
6.16%, CAD$30 million, maturing May 29, 2018	30	—
6.30%, US$278 million, maturing May 29, 2018	339	—
6.40%, US$49 million, maturing May 29, 2020	59	—

UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	101	—
Total long-term debt	$3,854	$1,943

(1) Initial interest rate was 7.78 percent, however, contracts were entered into which fixed the interest rate at 6.95 percent.

At December 31, 2008, Penn West Petroleum Ltd. (the “Company”) had an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $4.0 billion which must be renewed prior to January 11, 2011. The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at December 31, 2008, approximately $1.4 billion of unused credit capacity was available.

The interest rates on the balance of the Company’s bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at December 31, 2008, 28 percent (2007 — 65 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 72 percent (2007 — 35 percent) of our long-term debt instruments contained fixed interest rates (including the effects of interest rate swaps).

Letters of credit totalling $1 million were outstanding on December 31, 2008 (December 31, 2007 - $nil) that reduced the amount otherwise available to be drawn on the syndicated facility.

Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $53 million for the fourth quarter of 2008 (2007 - $27 million) and $204 million for the year ended December 31, 2008 (2007 - $93 million).

The US$475 million senior unsecured notes (the “2007 Notes”) are subject to the financial covenant that consolidated total debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at December 31, 2008 was $495 million (December 31, 2007 - $458 million).

On May 29, 2008, the Company closed the issuance of senior unsecured notes (the “2008 Notes”), on a private placement basis primarily in the United States, with aggregate principal amounts of US$480 million plus CAD$30 million. The 2008 Notes will mature in eight years to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent and an average term of 9.6 years. The 2008 Notes contain covenants on total debt to capitalization, total debt to income before interest, taxes and depreciation and depletion (“EBITDA”), set priority debt limitations and contain change of control provisions. The estimated fair value of the principal and interest obligations under the notes at December 31, 2008 was $536 million (December 31, 2007 — n/a).

On July 31, 2008, the Company issued £57 million of senior, unsecured notes (the “UK Notes”) through a private placement in the United Kingdom maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest payments at approximately $114 million bearing interest in Canadian dollars at 6.95 percent. The financial covenants of the UK Notes are similar to the 2008 Notes. The estimated fair value of the principal and interest obligations under the notes at December 31, 2008 was $92 million (December 31, 2007 — n/a).

7. Convertible debentures

Penn West assumed the following unsecured subordinated convertible debentures through the Canetic acquisition closing on January 11, 2008 and the Vault acquisition closing on January 10, 2008 as discussed in Note 3. On the assumption of the convertible debentures, no amount was allocated to the fair value of the equity conversion features.

Description of security	Symbol	Maturity date	Conversion price (per unit)	Redemption prices (per $1,000 face value)
9.4% Convertible	PWT.DB.A	Jul. 31, 2008	$31.11	Matured Jul. 31, 2008
8.0% Convertible extendible	PWT.DB.B	Aug. 31, 2009	$30.21	$1,025 Aug. 31, 2008 to maturity
8.0% Convertible (1)	PWT.DB.C	Jun. 30, 2010	$82.14	$1,050 Jun. 30, 2008 – Jun. 29, 2009 $1,025 Jun. 30, 2009 to maturity
6.5% Convertible extendible	PWT.DB.D	Jul. 31, 2010	$36.82	$1,050 Jul. 31, 2008 – Jul. 30, 2009 $1,025 Jul. 31, 2009 to maturity
7.2% Convertible	PWT.DB.E	May 31, 2011	$75.00	$1,050 May 31, 2009 – May 30, 2010 $1,025 May 31, 2010 to maturity
6.5% Convertible extendible	PWT.DB.F	Dec. 31, 2011	$51.55	$1,050 Dec. 31, 2009 – Dec. 30, 2010 $1,025 Dec. 31, 2010 to maturity

(1) Redeemable at the debenture holder’s option.

During 2008, changes to convertible debentures were as follows:

	Balance, Dec. 31, 2007	Acquired	Converted	Redeemed	Matured	Balance, Dec. 31, 2008
9.4% PWT.DB.A	$—	$6	$(1)	$—	$(5)	$—
8.0% PWT.DB.B	—	8	(1)	—	—	7
8.0% PWT.DB.C	—	49	(1)	(32)	—	16
6.5% PWT.DB.D	—	18	—	—	—	18
7.2% PWT.DB.E	—	50	—	(24)	—	26
6.5% PWT.DB.F	—	229	—	—	—	229
Total	$—	$360	$(3)	$(56)	$(5)	$296

As at December 31, 2008, the current portion of the convertible debentures totalled $7 million (2007 - $nil) and the remaining $289 million (2007 - $nil) was classified as long-term. The fair value of the convertible debentures at December 31, 2008, based on quoted market value was $248 million.

8. Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management using external consultants assuming current costs, technology and enacted legislation.

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at December 31, 2008 was $4.2 billion (December 31, 2006 - $2.6 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2007 - 2.0 percent) and the inflated amount was discounted using credit-adjusted rates between 7.0 — 9.0 percent (2007 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 24 years. The well reclamation cost assumptions were revised upwards in 2008 to reflect the overall increases in costs experienced. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:

	Year ended December 31
	2008	2007
Balance, beginning of year	$413	$339
Liabilities incurred during the year	21	36
Increase in liability due to change in estimate	4	61
Liabilities settled during the year	(85)	(52)
Canetic, Vault and Endev liabilities acquired in year	223	—
Accretion charges	38	29
Balance, end of year	$614	$413

9. Income taxes

As at December 31, 2008, the total future income tax liability of $1,500 million (December 31, 2007 - $873 million) consisted of a $132 million current future income tax liability (December 31, 2007 - $45 million current future income tax asset) and a $1,368 million long-term future income tax liability (December 31, 2007 - $918 million). The significant increase in the liability from the prior year is due primarily to future income taxes recognized on the Canetic acquisition of $511 million in addition to $198 million of future income taxes attributable to the unrealized risk management gain incurred by the Trust during the year.

The current portion of future income taxes represents income taxes attributable to the $448 million unrealized risk management asset or liability.

On June 12, 2007, the Government of Canada enacted new tax legislation (the “SIFT Tax”) on publicly traded income trusts, effective for the 2011 tax year. As a result of the enactment, an additional $326 million future income tax liability and future income tax expense was recorded in the second quarter of 2007 to reflect the Trust’s temporary differences between the accounting and tax values of assets and liabilities expected to be remaining in 2011. In accordance with GAAP, prior to the enactment, the Trust’s temporary differences were not recorded as future income taxes. The majority of the temporary differences at the Trust level arose on the Petrofund Energy Trust acquisition that closed on June 30, 2006.

Future income tax assets (liabilities) arose from temporary differences as follows:

	As at December 31
	2008	2007
Property, plant and equipment	$(1,522)	$(1,028)
Risk management	(132)	45
Asset retirement obligations	154	110
Net future income tax liability	$(1,500)	$(873)
Future income tax asset	—	45
Future income tax liability	$(1,500)	$(918)

The Trust currently maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items.

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2008	2007
Income before taxes	$1,356	$250
Combined statutory tax rate	30.1%	32.8%
Computed income tax provision	$408	$82
Increase (decrease) resulting from:
Net Income attributable to the trust	(338)	(204)
Tax rate reductions	—	(129)
Effect of SIFT tax	—	326
Unit-based compensation	13	5
Unrealized foreign exchange	51	(5)
Other	1	—
Future income tax expense	$135	$75

10. Unitholders’ equity

a) Authorized

i)   An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by the Trust.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b) Issued

Voting Trust Units	Units	Amount
Balance, December 31, 2006	237,126,219	$3,712
Issued on exercise of trust unit rights (1)	665,155	17
Issued to employee retirement savings plan	532,840	17
Issued to distribution reinvestment plan	4,338,950	131
Balance, December 31, 2007	242,663,164	3,877
Issued on exercise of trust unit rights (1)	1,319,377	31
Issued to employee retirement savings plan	1,223,514	33
Issued to distribution reinvestment plan	7,678,507	187
Issued on conversion of debentures	85,975	3
Issued on Canetic acquisition	124,348,001	3,573
Issued on Vault acquisition	5,550,923	158
Issued on Endev acquisition	3,635,125	114
Balance, December 31, 2008	386,504,586	$7,976

(1) The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

In June 2008, the Company completed all requirements to enable the sale of trust units by way of “at-the-market distributions” on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At December 31, 2008 no units had been issued under the facility.

Special Voting Units

No Special Voting Units were issued.

c) Contributed Surplus

	Year ended December 31
	2008	2007
Balance, beginning of year	$35	$16
Unit-based compensation expense	45	21
Benefit on rights exercised (1)	(5)	(2)
Balance, end of year	$75	$35

(1) The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

11. Unit-based compensation

Trust Unit Rights Incentive Plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. The grant price of unit rights is administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for a five trading day period subsequent to the date of entitlement. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.  Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

Trust unit rights	Number Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2006	11,284,872	$27.76	$4.21
Granted	5,189,346	33.24	6.38
Exercised	(665,155)	21.91	2.69
Forfeited	(1,322,979)	29.88	5.73
Balance before reduction of exercise price	14,486,084	29.80	4.91
Reduction of exercise price for distributions paid	—	(4.11)	—
Outstanding, December 31, 2007	14,486,084	$25.69	$4.91
Granted	15,224,042	26.96	5.09
Exercised	(1,319,377)	19.95	3.27
Forfeited	(2,572,369)	25.78	5.42
Balance before reduction of exercise price	25,818,380	26.72	5.05
Reduction of exercise price for distributions paid	—	(3.84)	—
Outstanding, December 31, 2008	25,818,380	$22.88	$5.05

At December 31, 2008, exercisable trust units totaled 5,254,620 (2007 – 2,742,359) for a weighted average exercise price of $21.18 (2007 - $22.53) and a weighted average grant date fair value of $4.77 (2007 - $3.75).

		Unit Rights Outstanding		Unit Rights Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$18.00 - $24.99	1,185,270	$19.82	4.0	—	$—
$25.00 - $29.99	15,671,595	21.02	3.1	2,231,699	14.80
$30.00 - $34.99	6,844,918	25.42	2.8	2,114,299	23.98
$35.00 - $39.99	900,497	28.66	2.9	338,072	28.62
$40.00 - $44.99	1,216,100	31.40	3.6	570,550	31.29
	25,818,380	$22.88	3.1	5,254,620	$21.18

(1)	Exercise prices are adjusted for distributions if certain conditions are met.
(2)	Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expire after 4 years.

Penn West recorded unit-based compensation expense of $45 million for the year ended December 31, 2008, of which $11 million was charged to operating expense and $34 million was charged to general and administrative expense (2007 - $21 million, $6 million and $15 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

	Year ended December 31
	2008	2007
Average fair value of trust unit rights granted (per unit)	$5.09	$6.38
Expected life of trust unit rights (years)	3.0	3.0
Expected volatility (average)	27.0%	24.9%
Risk-free rate of return (average)	3.0%	4.2%
Distribution yield (1)	18.1%	13.1%

(1)	Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

The expected volatility of the trust unit rights was based on the historical unit price volatility of the Trust. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Employee Retirement Savings Plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. During 2008, 1,223,514 treasury units (2007 – 532,840) were contributed to the plan at an average of $26.72 per unit (2007 – $32.86) and a total cost of $33 million (2007 – $17 million). No trust units have been purchased in the open market since the trust conversion.

12. Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. Distributions payable to unitholders is the amount declared and payable by the Trust.

	Year ended December 31
Accumulated Cash Distributions	2008	2007
Balance, beginning of year	$2,110	$1,133
Distributions declared	1,550	977
Balance, end of year	$3,660	$2,110

Distributions per unit (1)	$4.08	$4.08
Accumulated cash distributions per unit, beginning of year	10.10	6.02
Accumulated cash distributions per unit, end of year	$14.18	$10.10

(1) Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

13. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income taxes), convertible debentures and long-term debt. Except for the U.S. Senior notes and the UK notes described in Note 6 and the convertible debentures described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the year ended December 31, 2008, Management’s Discussion and Analysis under the heading “Business Risks”. The disclosure under that heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the Management’s Discussion and Analysis under the heading “Sensitivity Analysis”.

Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting primarily with counterparties who are members of our banking syndicate or who have investment grade ratings.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or by transactions in fixed rate instruments.

Crude oil sales are referenced to or denominated in US dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian to US exchange rates. Penn West currently has a portion of long-term debt held in US dollars and UK Pounds which is also affected by foreign exchange fluctuations. From time to time, Penn West may use financial instruments to fix future exchange rates.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management	2008	2007
Balance, beginning of year	$(148)	$54
Canetic, Vault and Endev liabilities acquired	(71)	—
Unrealized gain (loss) on financial instruments:
Commodity collars	660	(182)
Electricity swaps	3	(18)
Interest rate swaps	(43)	—
Foreign exchange forwards	63	(2)
Cross currency swaps	(22)	—
Fair value, end of year	$442	$(148)

Total fair value consists of the following:
Fair value, end of year – current portion	$448	$(148)
Fair value, end of year – long-term portion	(6)	—
Total fair value, end of year	$442	$(148)

Penn West had the following financial instruments outstanding as at December 31, 2008. Fair values are determined using external counterparty information, which is compared to observable market data.

	Notional volume	Remaining term	Pricing	Market value
Crude oil
WTI Swaps	500 bbls/d	Jan/09 – Dec/09	US$72.68/bbl	$3
WTI Collars	30,000 bbls/d	Jan/09 – Dec/09	US$80.00 to $110.21/bbl	369

Natural gas
AECO Collars	170,000 GJ/d	Jan/09 – Mar/09	$7.38 to $9.76/GJ	22
AECO Collars	100,000 GJ/d	Apr/09 – Oct/09	$8.25 to $12.37/GJ	50

Electricity swaps
Alberta Power Pool Swaps	50 MW	Jan/09 – Dec/10	$77.82/MWh	2

Interest rate swaps
	$100	Jan/09 – Nov/10	4.26%	(6)
	$100	Jan/09 – Jun/10	3.68%	(4)
	$100	Jan/09 – Jun/11	3.82%	(7)
	$150	Jan/09 – Aug/10	3.10%	(5)
	$200	Jan/09 – Aug/11	3.30%	(11)
	$250	Jan/09 – Nov/10	2.27%	(5)
	$500	Jan/09 – Dec/11	1.61%	(5)

Foreign exchange forwards
1-year term	US$720	Jan/09 – Dec/09	1.24875 CAD/USD	23
8-year term	US$80	2015	1.00934 CAD/USD	12
10-year term	US$80	2017	1.00165 CAD/USD	12
12-year term	US$70	2019	0.99125 CAD/USD	11
15-year term	US$20	2022	0.98740 CAD/USD	3

Cross currency / interest rate swaps
10-year term	£57	2018	2.0075 CAD/GBP 6.95%	(22)
Total				$442

In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collars from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars. The proceeds were used to repay advances on our syndicated credit facility.

A realized gain of $6 million (2007 - $11 million) on the electricity contracts has been included in operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. During the year, the fixed rate and the floating rate were approximately equal, resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

14. Per unit amounts

The number of incremental units included in diluted earnings per unit is computed using the average volume-weighted market price of trust units for each interim period. In addition, contracts that could be settled in cash or trust units are assumed to be settled in trust units if unit settlement is more dilutive.

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2008	2007
Basic	375,613,697	239,374,970
Diluted Impact	7,299,138	2,134,221
Diluted	382,912,835	241,509,191

For the year ended December 31, 2008, 13.5 million trust unit rights (2007 – 7.0 million) and 0.6 million units that would be issued on the conversion of the convertible debentures (2007 – nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive. At December 31, 2008, as a portion of the convertible debentures are considered dilutive, the corresponding interest expense of $12 million for the year ended 2008 (2007 – $nil) is excluded from the earnings per share calculation.

15. Contractual obligations and commitments

The following is a summary of the contractual obligations due in the next five years and thereafter:

	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$—	$—	$2,561	$—	$—	$1,293
Transportation	24	13	7	1	—	—
Transportation ($US)	4	4	4	4	4	7
Power infrastructure	19	7	7	7	7	4
Drilling rigs	12	5	—	—	—	—
Purchase obligations (1)	13	13	13	13	13	29
Interest obligations	156	155	97	80	80	311
Office lease (2)	$28	$56	$71	$68	$67	$616

(1)	These amounts represent estimated commitments of $73 million for CO2 purchases and $21 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments are shown prior to sublease recoveries of approximately $387 million.

Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022, US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020 and £57 million (swapped to approximately CAD$114 million) of fixed-term notes expiring in 2018. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Convertible debentures with an aggregate principal amount of $296 million (2007 - $nil) outstanding on December 31, 2008, and a significant portion of the interest payable on convertible debentures may, at the option of the Trust, be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the “Liquidity and Capital Resources” section of the MD&A and note 7.

16. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2008	2007
Accounts receivable	$(109)	$(9)
Other current assets	(60)	11
Accounts payable and accrued liabilities	271	(25)
Acquisitions	(273)	—
	(171)	(23)
Operating activities	(196)	(38)
Investing activities	25	15
Financing activities	—	—
	$(171)	$(23)

17. Working capital components

	As at December 31
	2008	2007
Components of accounts receivable
Trade	$123	$54
Accruals	259	221
Other	4	2
	$386	$277
Components of other assets
Prepaid expenses	$82	$24
Inventory	24	22
	$106	$46
Components of accounts payable and accrued liabilities
Accounts payable	$261	$99
Royalty payable	90	68
Capital accrual	208	113
Operating accrual	11	53
Other	60	26
	$630	$359

18. Capital management

The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while maintaining a strong financial position in order to capture business opportunities and maintain a stable distribution profile to its unitholders.

Penn West defines unitholders’ equity, long-term debt and convertible debentures as capital. Unitholders’ equity includes unitholders’ capital, contributed surplus and retained earnings. Long-term debt includes bank loans, the 2007 Notes, the 2008 Notes and the UK Notes.

Management continuously reviews the Trust’s capital structure to ensure the objectives and strategies of the Trust are met. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to capitalization ratios and debt to funds flow and other economic risk factors identified by the Trust. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors.

In January 2008, Penn West closed its acquisition of Canetic through the issuance of approximately 124.3 million trust units for a total acquisition cost of $3.6 billion and assumed $1.7 billion of long-term debt and convertible debentures. In addition, Penn West closed its acquisition of Vault in January 2008 issuing approximately 5.6 million trust units for a total acquisition cost of $164 million and assumed $212 million of long-term debt and convertible debentures. In July 2008, Penn West closed its acquisition of Endev through the issuance of approximately 3.6 million trust units for a total acquisition cost of $115 million and assumed $43 million of long-term debt. These transactions led to a material increase in the amount of recorded unitholders’ equity.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes and the UK Notes. As at December 31, 2008, the Company was in compliance with all financial covenants; as follows:

	Pro forma year ended December 31 (1)
(millions, except ratio amounts)	2008	(unaudited) 2007
Components of capital
Unitholders’ equity	$8,380	$4,570
Long-term debt	$3,854	$1,943
Convertible debentures	$296	$—
Ratios
Senior debt to pro forma EBITDA (2)	1.4	1.5
Total debt (9) to pro forma EBITDA (3)	1.4	1.5
Senior debt to capitalization (4)	31%	30%
Total debt (9) to capitalization (5)	31%	30%
Total debt (10) to capitalization (5)	33%	33%
Priority debt to consolidated tangible assets (6)	—	—
Pro forma EBITDA	$2,762	$2,333

Credit facility debt and senior notes	$3,854	$3,510
Letters of credit	1	4
Total senior debt	3,855	3,514
Convertible debentures (7)	42	99
Total debt (9)	3,897	3,613
Convertible debentures (8)	254	261
Total debt (10)	4,151	3,874
Total unitholders’ equity	8,380	8,300
Total capitalization	$12,531	$12,174

(1)	Pro forma includes significant acquisitions and dispositions in the period.
(2)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(3)	Less than 4:1.
(4)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(5)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(6)	Priority debt not to exceed 15% of consolidated tangible assets.
(7)	Convertible debentures not meeting the requirements for equity classification under lending agreements.
(8)	Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
(9)

Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.

(10)	Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

19. Related-party transactions

During 2008, Penn West paid $5 million (2007 – $1 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

20. Subsequent events

On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit for total gross proceeds of approximately $250 million ($238 million net). Additionally, Penn West sold gross overriding royalties for total proceeds of approximately $40 million in March 2009. This transaction is in addition to the previously announced dispositions with total proceeds of approximately $150 million. The proceeds from these transactions will be used to repay a portion of our bank facility.

On March 10, 2009, Penn West entered into an arrangement agreement with Reece Energy Exploration Corp. (“Reece”) whereby Penn West intends to purchase all of the outstanding shares of Reece. The acquisition will be completed through a plan of arrangement whereby each share of Reece will be exchanged for 0.125 of a Penn West trust unit. The total acquisition cost is expected to be approximately $92 million with approximately 2,100 barrels of oil equivalent per day to be added to our current production base.

On March 12, 2009, the Government of Canada enacted the amendments to the provincial component of the SIFT Tax, which was announced on June 9, 2008. These changes provide that the provincial component of the SIFT Tax is to be based on provincial corporate income tax rates where the SIFT has permanent establishments, rather than using a 13 percent flat rate as originally legislated. As a result of this enactment, Penn West estimates it will record a future tax recovery of approximately $65 million in the first quarter of 2009.

In March 2009, Penn West restructured its natural gas collars by reducing the floor price on its April 2009 to October 2009 natural gas collars and entered into new collars for the latter part of 2009 and throughout 2010. In addition, Penn West entered into WTI costless collars of 15,000 barrels per day for 2010. The new financial instruments are as follows:

	Notional volume	Remaining term	Pricing
Natural Gas
AECO Collars	100,000 GJ/d	Apr/09 – Oct/09	$6.50 to $12.37/GJ
AECO Collars	63,000 GJ/d	Nov/09 – Oct/10	$6.50 to $9.50/GJ
Crude Oil
WTI Collars	15,000 bbls/d	Jan/10 – Dec/10	US$51.93 to $68.30/bbl

On March 26, 2009, our Board of Directors approved a reduction to our monthly distribution to unitholders from $0.23 per unit to $0.15 per unit for April, subject to changes in commodity prices, production levels and capital expenditures.  The April 2009 distribution of $0.15 per unit is payable on May 15, 2009, to unitholders of record on April 30, 2009.  The ex-distribution date is April 28, 2009.